NO ACT

10
12-16-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

January 10, 2011





Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-10-11

Re: Verizon Communications Inc.
Incoming letter dated December 16, 2010

Dear Ms. Weber:

This is in response to your letter dated December 16, 2010 concerning the shareholder proposal submitted to Verizon by Richard A. Dee. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Richard A. Dee

*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 16, 2010

The proposal requests that the board of directors form a "Corporate Responsibility Committee" to monitor the extent to which Verizon lives up to its claims pertaining to integrity, trustworthiness, and reliability and the extent to which Verizon lives up to its Code of Business Conduct.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations. In this regard, we note that the proposal requests that a board committee monitor Verizon's integrity, trustworthiness, and reliability. Proposals that concern general adherence to ethical business practices are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 16, 2010

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2011 Annual Meeting
Shareholder Proposal of Richard A. Dee

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from Richard A. Dee (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2011 annual meeting of shareholders (the "2011 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2011 proxy materials.

Verizon intends to file the definitive proxy statement for its 2011 annual meeting more than 80 days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2011 proxy materials.

I. Introduction.

Around midnight on November 22, 2010 (the deadline for submission of shareholder proposals for the 2011 annual meeting of shareholders established pursuant to Rule 14a-8(2)(e)), Verizon received by facsimile transmission a letter from the Proponent attaching a proposal that exceeded the 500 word limit. At approximately

9:30 a.m. on November 23, 2010, Verizon received by facsimile transmission the same letter from the Proponent attaching a revised proposal (the "Proposal") that complies with the 500 word limit. The Proposal, attached as Exhibit A hereto, states,

> *"Verizon Stockholders hereby request that the Board of Directors form without delay a Corporate Responsibility Committee charged with monitoring continuously the extent to which Verizon lives up to its many and oft-repeated claims pertaining to integrity, trustworthiness, and Reliability – and the extent to which Verizon lives up to its Code of Business Conduct."*

Verizon believes that the Proposal may be properly omitted from its 2011 proxy materials on the following grounds, each of which is discussed in detail below:

- The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to Verizon's ordinary business operations; and
- The Proposal may be excluded under Rule 14a-8(i)(4) because it relates to a personal grievance against Verizon and is designed to further a personal interest, which is not shared by other shareholders at large.

Verizon respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2011 proxy materials.

II. Bases for Exclusion

A. Verizon May Exclude the Proposal under Rule 14a-8(i)(7) Because It Deals with a Matter Relating to Verizon's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. Exchange Act Release No. 34-12999 (November 22, 1976). The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Verizon believes that the Proposal may properly be excluded under Rule

14a-8(i)(7) because the matters covered by the Proposal – monitoring customer satisfaction with Verizon's products and services and compliance with its code of business conduct – fall squarely within the scope of Verizon's day-to-day business operations.

The Proponent submitted substantially similar proposals to the current Proposal for inclusion in the proxy materials for the 2010, 2009, 2007 and 2006 annual meetings. In each of these instances, the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission permitted exclusion of the proposal under Rule 14a-8(i)(7). See *Verizon Communications Inc.* (December 30, 2009), *Verizon Communications Inc.* (December 17, 2008), *Verizon Communications Inc.* (February 20, 2007) and *Verizon Communications Inc.* (February 20, 2006). The Proponent also submitted a substantially similar proposal to the current Proposal for inclusion in the proxy materials for Verizon's 2008 annual meeting, which the Staff allowed to be excluded under Rule 14a-8(f). See *Verizon Communications Inc.* (January 15, 2008).

The Proposal requests that the Verizon Board establish a committee to continuously monitor customer satisfaction with Verizon's products and services. The Staff has long recognized that proposals concerning quality, service and support matters, including the handling of customer issues with respect to a company's products and services, relate to the ordinary business operations of a corporation and, accordingly, may be excluded under Rule 14a-8(i)(7). The Staff's no-action letters make clear that a wide spectrum of issues are viewed as customer relations matters, including the establishment of committees or departments to deal with customer relations issues. See, e.g., *Bank of America Corporation* (March 3, 2005) (proposal to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); *Deere & Company* (November 30, 2000) (proposal relating to the creation of a "Customer Satisfaction Review Committee" comprised of shareholders); *The Chase Manhattan Corporation* (February 14, 2000) (proposal to establish an ad hoc independent committee to study credit card operations, financial reporting and customer service); *American Telephone and Telegraph Company* (January 25, 1993) (proposal to initiate audit procedures to track customer correspondence to rectify lack of response by company); and *The Goodyear Tire and Rubber Company* (January 28, 1991) (proposal to establish independent board committee to study the handling of customer and shareholder complaints).

The Proposal also requests that the Verizon Board establish a committee for the purpose of monitoring compliance with the Verizon Code of Business Conduct. The Staff has consistently determined that proposals that relate to the promulgation of, and monitoring of compliance with, codes of ethics may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. See, e.g., *International Business Machines Corporation* (January 7, 2010), which involved a proposal directing officers to restate and enforce certain standards of ethical behavior. In its no-action letter concurring with IBM's exclusion of the proposal, the Staff stated, "Proposals that concern general adherence to ethical business practices are generally excludable under rule 14a-8(i)(7)." See also: *The AES Corporation* (January 9, 2007) (proposal requesting board create an ethics oversight committee); *H.R. Block, Inc.* (May 4, 2006) (proposal requesting special board committee to review sales practices and allegations of fraudulent marketing); *Halliburton Company* (March 10, 2006) (proposal requesting report on policies and procedures adopted to reduce certain violations and investigations*); Monsanto Company* (November 3, 2005) (proposal to establish an ethics oversight committee to "insure compliance with Monsanto's Code of Conduct, the Monsanto Pledge and applicable laws, rules and regulations"); *AT&T Corp.* (January 16, 1996) (ordinary business operations exception applied to a proposal requesting that the company's board of directors initiate a review of certain employment practices in light of the company's code of ethics); and *NYNEX Corp.* (February 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct).

B. Verizon May Exclude the Proposal under Rule 14a-8(i)(4) Because It Relates to a Personal Grievance or Special Interest, Which Is Not Shared by Shareholders At Large

Under Rule 14a-8(i)(4), a company may omit a shareholder proposal from its proxy materials if the proposal relates to the redress of a personal claim or grievance, or if it is designed to further a personal interest not shared by the other shareholders. The Proponent has submitted a substantially similar proposal in each of the past five years. Verizon believes that the Proponent has submitted the Proposal solely because the Proponent was not satisfied with the solutions offered by Verizon's customer service department to address the Proponent's particular service complaints (referenced in the fifth paragraph of the Proposal).

The Staff has consistently permitted the exclusion of proposals which use broad terms in order to appear to represent the general interests of shareholders when, in fact, such proposals seek to redress a personal grievance or to advance a special interest. See, e.g., *The Dow Chemical Company* (March 5, 2003) (proposal that board investigate the alleged use of certain chemicals manufactured by the company as grain fumigants used to seek redress for alleged injury); *Sara Lee Corp.* (August 10, 2001) (proposal regarding approval of payments used to address a personal grievance regarding the cessation of a portion of the company's business); *KeyCorp* (February 22, 2001) (proposal regarding disclosure of fund performance used to address litigation regarding the final accounting of the company's funds); *Burlington Northern Santa Fe Corp.* (February 1, 2001) (proposals regarding executive compensation and employment issues used to address employment dispute); *Unocal Corp.* (March 30, 2000) (proposals regarding environmental issues used to address remediation cost dispute); and *Union Pacific Corp.* (January 31, 2000) (proposal regarding pension plan used to address dispute related to benefits payable to proponent*); Station Casinos, Inc.* (October 15, 1997) (proposal to maintain liability insurance excludable as a personal grievance when brought by attorney of a guest at the company's casino who filed suit to recover damages from alleged theft that occurred at casino).

Verizon believes that the Proposal provides no benefits that would "be shared by the other shareholders at large" because, like many public companies, Verizon already has policies and procedures in place designed to monitor the effectiveness of our customer service function and to ensure compliance with laws, rules, regulations and the Verizon Code of Business Conduct. The Proposal will not yield any benefit to the shareholders at large because the proposed policies would simply be duplicative of those that have already been established.

Rule 14a-8(i)(4) is designed to prevent shareholders from using the proposal process to redress a personal grievance or to further a special interest rather than an interest shared by other shareholders. (See Securities Exchange Act Release No. 34-20091, August 16, 1983.) To prevent the Proponent from using his Proposal as a means of addressing a grievance unrelated to those of other shareholders, Verizon believes that the Proposal should be omitted pursuant to Rule 14a-8(i)(4).

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2011 proxy materials (1) under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Verizon's ordinary business operations and (2) under Rule 14a-8(i)(4) because the Proposal relates to a personal grievance or special interest. Accordingly, Verizon respectfully requests that the Staff not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2011 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at ***FISMA & OMB Memorandum M-07-16***

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Richard A. Dee

EXHIBIT "A"

RICHARD A. DEE

By Fax To (908) 696-2068

November 22, 2010

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street
New York, NY 10007

Re: **Stockholder Proposal – 2011 Proxy Statement**

Enclosed please find my Stockholder Proposal to be included in the Proxy Statement for the 2011 Annual Meeting of Stockholders of Verizon Communications.

The Proposal is being submitted in accordance with applicable provisions of Rule 14a-8 [17 CFR 240.14a.8] under the Securities Exchange Act of 1934, as amended.

The Proposal is being forwarded to you as it is to appear in the Proxy Statement: i.e., the order, the paragraphing, and the use of bold and italic typefaces.

I own a total of 207 shares of Verizon common stock. The shares have been owned by me for many years, and I shall continue to own qualifying shares through the date of the 2010 Annual Meeting. I shall forward a statement covering the 200 shares that I have held continuously in my account at Ameritrade, and I am a holder of record of the 7 shares..

Please acknowledge receipt of the Proposal at your earliest convenience.

Sincerely,



Enclosures:
(2 page proposal)

RICHARD A. DEE
Stockholder Proposal - 2011 Proxy Statement
Verizon Communications Inc.
Submitted November 22, 2010

"Verizon Stockholders hereby request that the Board of Directors form without delay a Corporate Responsibility Committee charged with monitoring continuously the extent to which Verizon lives up to its many and oft-repeated claims pertaining to integrity, trustworthiness, and Reliability – and the extent to which Verizon lives up to its Code of Business Conduct.

"Unfortunately, Verizon's Board allows management to ***oversee itself*** on matters pertaining to "Corporate Responsibility". Reliance on corporate managements to police themselves recently proved extremely expensive for tens of millions of trusting stockholders.

"Verizon devotes a great deal of time and effort, and spends enormous amounts of stockholder money, attempting to assure investors and prospective investors, customers and prospects, government agencies, and the public, of its integrity – and that it is "Reliable".

"The Code of Business Conduct established by Verizon's Board may be fine conceptually, but it will not benefit stockholders unless and until the Board can assure itself that the Code is being wisely and widely implemented – and is being carefully and continuously monitored by specific Directors who, hopefully, are truly independent of management.

"Based on the similarity of problems and complaints reported by unhappy and discouraged Verizon customers to Better Business Bureaus, consumer protection agencies, and aired on the internet, attempts to resolve problems through management channels have been subjected to Circles of Confusion created by Verizon to thwart those trying to receive fair and businesslike treatment.

"I have found Verizon *not* Reliable due to failures of products and services to meet company claims, continual product and service breakdowns, and the inability or unwillingness of Verizon to provide workable remedies. And worst of all, being misled and lied to continuously.

"It is clearly in the best interests of Verizon stockholders for the Board to form a Committee of Directors that meets regularly and focuses specifically on matters pertaining to Corporate Responsibility – including, in particular, the careful monitoring of how well Verizon is living up to its Code of Business Conduct – and whether Verizon is fulfilling properly and with sincerity its multitude of claims pertaining to integrity, trustworthiness, and Reliability.

RICHARD A. DEE
Stockholder Proposal – 2011 Proxy Statement
Verizon Communications Inc.
Submitted November 22, 2010

"Corporate Responsibility no longer can be treated as it now is – as a sub-topic of Corporate Governance. There is little connection between the two in that Corporate Responsibility pertains primarily to monitoring how well Verizon is meeting its responsibilities to its customers and the public, and Corporate Governance pertains primarily to corporate organization and how well Verizon is meeting its responsibilities to its stockholders.

"Corporate Responsibility not only deserves, but requires, careful and continuous attention by Directors who are especially attuned to and convinced of its importance. Matters to be dealt with are vital, and dealing with them cannot be relegated to sideways glances by the Board or existing Committees.

"This proposal requests Verizon's Board to take an immediate and significant step to assure stockholders and customers that it is sincerely committed to causing corporate deeds to live up to corporate words.

"Please vote FOR this Proposal.